UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 04, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: December 04, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Engage

2025

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

2023

2022

2021

2020


The operator
Reinvented
GROW
Org.CF
Accelerate
in high-growth segments
AI/Data at the core of
digitisation

December, 4th 2019

orange™

Disclaimer

This presentation contains forward-looking statements about Orange, notably on objectives and trends related to Orange's financial situation, investments, results of operations, business and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's new strategy, risks related to information and communications technology systems generally, in particular technical failures of networks, the deterioration of the economic conditions prevailing in the markets in which Orange operates, fiscal and regulatory constraints and changes, growing banking and monetary regulations requirements and the results of litigation regarding regulations, competition and other matters. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 21 March 2019 with the French Autorité des Marchés Financiers (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

1 Our journey so far in a changing environment

2 3-step strategic response

3 Financial focus

4 Guidance

Essentiels2020 achievements



Leadership in NPS with 3 clients out of 4 (> 75% of target)

Brand Power Index improvement (60% to 75 % of target)

- Network leadership: x3 the average data throughput on all our networks (Totally achieved)
- Digital transformation: 50% of interactions in Europe via digital by 2018 (Totally achieved)
- Digital & caring company: 9 out of 10 recommending Orange as an employer (> 75% of target)
- Share of IT services: +10pt in OBS revenues mix by 2020 (Totally achieved)
- New services: 1bn€ revenues by 2018 (> 75% of target)

- Revenues: 2018 > 2014 (Totally achieved)
- Restated EBITDA: 2018 > 2014 with a minimum in 2015 (Totally achieved)
- Dividend: ≥€0.60 (Totally achieved)
- Net Debt / Restated EBITDA: around 2x in the medium term (Totally achieved)

Legend:
- Totally achieved
- > 75% of target
- 60% to 75 % of target



ENGAGED

against digital divide

ENGAGED

in fighting global warming

Sustainable economic performance

Be a reference as an inclusive business

Network infrastructure and coverage


Social offers
Affordable smartphones
Orange Digital Centers

Engage in fighting global warming

Orange engagement

Carbon neutrality

by 2040

Renewable energy

50% of Group's energy mix
by 2025

Energy efficiency plan

Boost Green ITN program
7000 electrified vehicles in France by 2025
Circular economy

Orange, an integrated operator positioned to optimise value

Increase in industry-level competition…



TowerCo
Infra funds
Passive Infrastructure
Active Network
Service platforms
NETFLIX

… and reduction in sector barriers to entry

Orange evolving with the ecosystem…



orange
Non-Strategic assets

… to deliver optimal value

1 Our journey so far in a changing environment

2 3-step strategic response

3 Financial focus

4 Guidance

3 step strategic response

1 | The Operator reinvented

- Augmented connectivity
- Optimised Infrastructure

2 | Accelerate in high-growth segments

3 | AI/Data at the core of digitisation



The operator
Reinvented
GROW
Org.CF
Accelerate
in high-growth segments
AI/Data
at the core of
digitisation



Reinvent our differentiation through an augmented connectivity

FTTH

From
41 million*
today…

to **69M**
in 2023 connectable households

HomeLan

Improve in house connectivity quality from standard WiFi …

to **smart WiFi**
Towards
10 Gbps

Multiservices

Major content aggregator, Financial Services, Protected and Connected home

Towards
home of the future:
smart, secured and sustainable

*FY19 estimated

5G enables new use cases



B2B
B2C
Critical IoT
Smart Mobility
Industry 4.0
5G
x10 Throughput
Reduced Latency
Network Slicing
Video
Streaming/ 360
360
Cloud
Gaming
AR/VR

3 step strategic response

1 | The Operator reinvented

- Augmented connectivity
- Optimised Infrastructure

2 | Accelerate on high growth segments

3 | AI/Data at the core of digitisation



The operator
Reinvented
GROW
Org.CF
Accelerate
in high-growth segments
AI/Data at the core of
digitisation



Optimising unique European FTTH portfolio

FTTH lines deployed by Orange, in million

	France		Spain	Europe seg.	Total
	Private areas	PIN			
Q2 19	~10.4m	~0.4m	~14m	~4m	~30m
2023	~19m	~4m	~16m	~6m	~45m

European Leadership



orange
30
Telefonica
22
Vodafone
6
TI
4
FTTH deployment, Q2 19

In million

Unlocking value in France from 2020 with Orange Concessions..

Number of FTTH lines connectable by Orange in 2023e (in millions)


Orange with a 100% ownership
Orange plans to share ownership
Lines deployed by Orange in the Private investment area
Lines deployed by 3rd parties and co-financed by Orange
≈ 19
≈ 5
≈ 8
≈ 4
Lines deployed by Orange in PIN areas
Private investment area
Public investment area (PIN)

… and working on Fibercos in Poland and Spain



FiberCo Spain



FiberCo Poland

Managing the copper network switch off

Copper



Switch off

Optimise
The copper network
(in France)

Initiate
the copper switch
off from 2023

Unlocking value with new Orange Towercos from 2020

~ 40 K sites owned by Orange in Europe (end 2019)

1 **Belgium** 3.1 K Sites

2 **Luxemburg** 0.2 K sites

3 **France** 17.1 K sites

4 **Spain** 7.7 K sites

5 **Poland** 5.2 K sites

6 **Slovakia** 1.8 K sites

7 **Moldova** 1.5 K sites

8 **Romania** 3.6 K sites


1
2
3
4
5
6
7
8

Existing Initiatives in RAN Sharing

Current RAN sharing deals

1 **Belgium**

5 **Poland**

4 **Spain**

8 **Romania**

Centralised European RAN maintenance and operation, outsourced to 3rd party supplier

1 **Belgium**

6 **Slovakia**

2 **Luxemburg**

7 **Moldova**

4 **Spain**

8 **Romania**

3 step strategic response

1 | The Operator reinvented

- Augmented connectivity
- Optimised Infrastructure

2 | **Accelerate in high-growth segments**

3 | AI/Data at the core of digitisation


The operator
Reinvented
Accelerate
in high-growth segments
AI/Data
at the core of digitisation
GROW
Org.CF



MEA : main growth engine for the Group

Group revenues split by geography 2018 (*)


Enterprise
18%
Spain
13%
MEA
13%
> €5bn
14%
Europe
44%
France

Total 41bn€

Main growth levers


Multi-services
4G in all countries(**) by 2020
Data
20% of revenues by 2025

Our ambition 2020-2023

Revenues CAGR @ 5%

EBITDAaL CAGR @ > 5%

Orange Money **~900 M€ in 2023**

(*) Statutory data, before eliminations
(**) Except Central African Republic

Enterprise whose transformation has been shaped…

Group revenues split by geography 2018 (*)


MEA
Spain
13%
13%
18%
Enterprise
44%
14%
France
Europe

> €7bn

Total 41bn€


Telco universe
Synergies e.g. SD-WAN
IT business

Already more than 1/3 of Entreprise segment revenues from IT&IS (**)

(*) Statutory data, before eliminations
(**) 9m2019

...to grow via core business transformation and 4 growth drivers

- Deep **evolution of core business** to fiber, 5G and SD-WAN



Digital & data
Cloud
Smart mobility
Cybersecurity

Four major drivers of growth

- Acceleration of operational **transformation**

Orange Cyberdefense: Global provider and European leader

- ✓ European Leader
- ✓ Global protection with local expertise 24/7/365
- ✓ A strong organic* growth story

Main growth drivers

Managed Services

Cloud

MNC & SME

2022

Ambition

€1 bn revenues

* Excluding revenues impact of acquisitions from last 12 months

Financial Services,
Orange Bank: unique, enabled by powerful telecom synergies


Orange Bank
+500k
customers
Telco
x-benefits
Ranked
1st digital offering
2018 and 2019
(D-Rating)

To come...

- **New products**
  e.g. Mobile Insurance
- **New geographies**
  e.g. Europe, Western Africa
- **New markets**
  e.g. SoHo customers

3 step strategic response

1 | The Operator reinvented

- Augmented connectivity
- Optimised Infrastructure

2 | Accelerate in high-growth segments

3 | AI/Data at the core of digitisation


The operator
Reinvented
GROW
Org.CF
Accelerate
in high-growth segments
AI/Data at the core of
digitisation



Transformation supported by AI and DATA



Augmented customer relationship by 2023: best of human and digital

Customer Experience

An Experience led by 3 Consumer promise

- Simplicity
- Expertise
- Responsibility

Answered with Best of Breed Technologies

- Digital
- Data
- Vocal/AI

Our customer experience ambition for 2023

	#	Ambition	2019	Change	2023
Sales	1	+20pts in share of digital sales in Europe	10%	+20 pts	30%
	2	75% of on-line or in store sales AI powered In France	0%	+75 pts	75%
Care	3	- 55% reduced calls in Europe call centres	90M	-55%	40M
	4	+27M My Orange active users group level	20M	+27M	47M

Our goal: In 2025, 9 out of 10 customers recommend Orange in all the countries where we are present.

AI and Data driving network efficiency

Network

AI data BIG

Orange Khiops

Smart Capex

- Value Based Network Extension
- 10 to 20% Optimised CAPEX
- "EBITDA" margin of each cell

FTTH Maintenance

- 75% Accurate Prediction of Root Causes
- 20 m€ Savings / year in France

AI improving fraud detection in international voice calls

Internal Processes

orange

AI-assisted traffic monitoring tool
Alerts Generation. Traffic Filtering. Blacklisting



Calling Subscriber
Wholesale Carrier
Called Subscriber

AI data BIG

- ✓ Fraud detection time **reduced by 2x**
- ✓ Better experience for **wholesale customers**
- ✓ **150 Gigabytes** of Data analysed a day
- ✓ **Replicability** potential for other services and fraud types

2025 HR strategic priorities : the challenge of skills and attractiveness

#1
Reinforce tech skills and train our employees

#2
Develop attractiveness

#3
Retain talent

1 Our journey so far in a changing environment

2 3-step strategic response

3 Financial focus

4 Guidance

Financial Focus

1 | Growth drivers

2 | Cost efficiency Initiatives

3 | EBITDAaL

4 | eCapex/ Organic CF



The operator
Reinvented
Accelerate
in high-growth segments
AI/Data
at the core of
digitisation
GROW
Org.CF



France revenue will grow, compensating decrease in legacy and in national roaming

Revenue CAGR 2019-2023*


% (not at scale)
Strong Growth
MEA
Enterprise
Europe
Spain
Slight growth
France
% (not at scale)
Relative revenue weight to total Group in %, average over the period



France

Leverage network leadership:

- Fiber penetration
- Premium mix (FTTH/5G)
- Multi-services

* Four-year period spanning the end of 2019 to the end of 2023, excluding regulatory impact

Bubble size, relative revenue weight to total Group, average over the period. Bubble intervals are not at scale

Fixed wholesale revenues in France should peak in 2020, with revenues in 2022 at approx. the same level as in 2019



Fiber-related
Copper-related
2019
2020
2021
2022
2023

Spain back to growth in 2021


Revenue CAGR 2019-2023*
% (not at scale)
Strong Growth
Slight growth
MEA
Enterprise
Europe
Spain
France
% (not at scale)
Relative revenue weight to total Group in %, average over the period



Spain

Back to growth in 2021, thanks to
- Multi Brand portfolio
- B2B growth
- Wholesale**

* Four-year period spanning the end of 2019 to the end of 2023, excluding regulatory impact
Bubble size, relative revenue weight to total Group, average over the period.
Bubble intervals are not at scale
** Wholesale excluding international carrier

Europe will accelerate thanks to convergence



Revenue CAGR 2019-2023*
% (not at scale)
Strong Growth
Slight growth
MEA
Enterprise
Europe
Spain
France
% (not at scale)
Relative revenue weight to total Group in %, average over the period



Europe

- Mobile Data
- Convergence
- B2B, ICT
- Multi-Services
- More for more

* Four-year period spanning the end of 2019 to the end of 2023, excluding regulatory impact

Bubble size, relative revenue weight to total Group, average over the period. Bubble intervals are not at scale

Revenue growth ambitions shaped by our strategic choices


Revenue CAGR 2019-2023*
% (not at scale)
Strong Growth
Slight growth
MEA
Enterprise
Europe
Spain
France
% (not at scale)
Relative revenue weight to total Group in %, average over the period

Enterprise: high single digit in IT & IS

MEA: around +5%

France: slight growth

Spain: back to growth in 2021

Europe: will accelerate thanks to convergence

* Four-year period spanning the end of 2019 to the end of 2023, excluding regulatory impact

Bubble size, relative revenue weight to total Group, average over the period. Bubble intervals are not at scale

Cost efficiency

Our track record shows that greater efficiency is a key focus for us

Efficiency initiatives

€3.5bn
Gross saving over 2015-2018
o/w €2.7bn opex



Lean Capex

Deeper transformation

Orange Polska .one
-14%
Indirect cost net savings over 2016-2018 (in PLN)*

Orange France simplified organisation
From 9 to 5 divisions
In 12 months

Focus on benchmark

2018 Benchmark campaign

Best in class: Marketing & Product development

Areas of improvement : Customer management and IT

*In Opl accounts

New transformation cycle in France & Spain to improve efficiency

address environment challenges and maintain growth

Targets by 2023 compared to FY19 basis

Digitalization	▪ Sales: 40% digital ▪ Care: 80% digital ▪ commercial interaction powered by AI: 75%
Automation	▪ up to 40% economy in field ops & cust. service back-office through automation deployment
Simplification	▪ -50% call rate ▪ 80% IT projects developed in agile mode (e.g. Scrum)

transform our way of working and increase EBITDAaL margin

Targets by 2023 compared to FY19 basis

Digitalization	▪ x7 digital commercial acts ▪ -50% call rate
Customer Experience	▪ 80% customer interactions with AI assistance ▪ -60% claims
Leveraging Data	▪ >100 use cases ▪ x8 value to reach
Cultural Change	▪ Enhanced resources allocation and reactivity to new market conditions

€1bn net savings* ambition by 2023

€1bn Net savings 2023 vs 2019
On an indirect cost base of € 14bn* at FY 19 estimated



Digitisation
Shared services/ platforms
Smart Spend
€
Agility, central-local
Local Operating Model Transformation

* Estimated 14 bn€ Indirect cost base FY19 excluding MEA (fast growing), and OBS IT&IS labour and ITN costs (transforming its business model), out of a 29bn€ total cost base estimated in FY19

Progressive acceleration of EBITDAaL from 2021

EBITDAaL CAGR 2019-2023*



% (not at scale)
Strong Growth
Not at scale
Europe
MEA
Enterprise
Spain
Slight growth
France
% (not at scale)
Relative EBITDAaL weight to total Group in %, average over the period

Enterprise: back to growth by end 2021

MEA: high single digit figure

France: slight growth

Spain: above 200 bps increase in EBITDAaL margin

Europe: strong growth

* Four-year period spanning the end of 2019 to the end of 2023, excluding regulatory impact

Bubble size, Relative revenue weight to total Group, average over the period. Bubble intervals are not at scale

eCAPEX/Sales moving from 17.2% to circa 15% in 2023



eCapex/Sales
17.2%*
~15%
Guidance eCAPEX peak in 2018 confirmed, i.e. excluding RAN sharing
2018
2019e
2020e
2021e
2022e
2023e
Fiber rollout
eCapex amount including RAN Sharing

* Comparable basis

1 Our journey so far in a changing environment

2 3-step strategic response

3 Financial focus

4 Guidance

Short and mid term guidance

	2019e**	2020e	2021e	2022e	2023e
EBITDAaL, yoy	Slight growth	Flat +	CAGR: 2% to 3%		
eCAPEX incl. RAN sharing deals, yoy	circa + €50m	circa + €200m	Flat	Decrease	
Organic Cash Flow (telecom)*	> €2bn	> €2bn	Growth		circa 3.5 to €4bn
Net debt / EBITDAaL(telecom)	Around 2x in the medium term				
Dividend	Floor at 0.70€				

*Organic cash flow : (i) Net cash provided by operating activities, minus (i) repayments of lease liabilities and on debts related to financed assets, and (ii) purchases and proceeds from sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of litigations paid and telecommunication licences paid.

** estimated